UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934
CNA SURETY CORPORATION

Name of Subject Company (issuer))
SURETY ACQUSITION CORPORATION
(offeror)
a wholly owned subsidiary of
CONTINENTAL CASUALTY COMPANY
a wholly owned subsidiary of
THE CONTINENTAL CORPORATION
a wholly owned subsidiary of
CNA FINANCIAL CORPORATION

Names of Filing Persons (other person(s))
Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
12612L1008

(CUSIP Number of Class of Securities)
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
With a copy to:

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$466,255, 011	$54,132.21

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation, other than Shares owned by CNA Financial Corporation (“CNAF”) and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash. As of May 6, 2011, there were 44,986,541 Shares outstanding, of which 27,425,147 Shares are owned by subsidiaries of CNAF. As a result, this calculation assumes the purchase of 17,561,394 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0—11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00011610.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $54,132.21	Filing Party: CNA Financial Corporation
Form or Registration No.: Schedule TO	Date Filed: May 11, 2011
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates: ☐

☑ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer	☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer

This Amendment No. 2 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation, a Delaware corporation (“CNA Financial”), to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CNA Surety Corporation, a Delaware corporation (“CNA Surety”), other than Shares owned by CNA Financial and its subsidiaries, at a purchase price of $26.55 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(i), and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”).
Items 1 through 9 and 11 of this Schedule TO are hereby amended and supplemented as follows:
1.	The phrases “stockholders of CNA Surety (other than CNA Financial and its affiliates)” and “holders of Shares (other than CNA Financial and its affiliates)” in the Offer to Purchase are hereby replaced by the phrase “unaffiliated stockholders of CNA Surety” in each of the following locations:
(i) the second paragraph of the cover page of the Offer to Purchase;
(ii) the disclosure on page 2 of the Offer to Purchase under the question “What does the board of directors of CNA Surety think of the offer?”;
(iii) the first paragraph on page 8 of the Offer to Purchase;
(iv) the paragraph on page 14 of the Offer to Purchase under the heading “The Recommendation of the Special Committee”; and
(v) the second paragraph on page 36 of the Offer to Purchase under the heading “Transactions and Arrangements Concerning the Shares”.
2.	The disclosure on page 9 of the Offer to Purchase under the heading “Background” is hereby amended by:
(i) Adding the following at the end of the first paragraph:
“In recent years, CNA Financial’s strategic objectives have focused on financial stability and delivering improved levels of operating consistency so that CNA Financial could focus even further on the execution of strategies to improve and grow its on-going core businesses. In July 2010, subsidiaries of CNA Financial entered into an agreement to transfer the legacy asbestos and environmental pollution liabilities of CNA Financial and its subsidiaries to National Indemnity Company and the transaction was completed in August 2010. Through the transaction, CNA Financial was able to eliminate a significant source of uncertainty to CNA Financial’s business created by these legacy liabilities thereby allowing CNA Financial to focus even further on growing its core businesses.”
(ii) Adding the following new paragraph prior to the third paragraph:
“During the month of October 2010, senior management of CNA Financial engaged in numerous discussions internally and with its legal and financial advisors concerning the feasibility of making a proposal to CNA Surety, the price at which such a proposal might be made and the timing of making such a proposal in the event that CNA Financial determined that it was desirable to make a proposal, but did not engage in any discussions with representatives of CNA Surety concerning a proposal until the afternoon of October 29, 2010, as described in more detail below.”
(iii) Adding the following sentence to the fourth paragraph as a new fourth sentence:
“The discussion that representatives of J.P. Morgan had with the board of directors of CNA Financial on October 29, 2010 included an analysis of certain financial metrics based on various hypothetical offer prices ranging from $19.15 to $25.00.”

3.	The disclosure on page 13 of the Offer to Purchase under the heading “Purpose of and Reasons for the Offer; Plans for CNA Surety After the Offer and the Merger” is hereby amended by:
(i) Adding the following after the second sentence of the third paragraph:
“Although expanding its specialty franchise has been a strategic objective of CNA Financial in recent years, its ability to do so has been constrained by general economic conditions and the uncertainty facing CNA Financial’s business resulting from legacy liabilities. The transfer of its legacy asbestos and environmental pollution liabilities to National Indemnity Company in August 2010 eliminated a significant source of uncertainty and, coupled with generally improving economic conditions, allowed CNA Financial to focus its resources more directly on the expansion of its specialty franchise.”
(ii) Adding the following sentence at the end of the third paragraph:
“The other members of the CNA Financial Group did not make an independent determination to pursue the acquisition of the Shares not already owned by subsidiaries of CNA Financial. Under an interpretation of the “going private” rules of the SEC, such other members are nevertheless required to state their reasons for undertaking the transaction at this time. To the extent that the other members of the CNA Financial Group may be deemed to be undertaking the transaction, such other members of the CNA Financial Group are doing so in order to support CNA Financial’s determination to pursue the acquisition of the Shares.”

4.	The first paragraph on page 2 of the Offer the Purchase and the paragraph on 51 of the Offer to Purchase under the heading “The Offer — Section 9. Source and Amount of Funds” are each hereby amended by adding the following sentence at the end of each such paragraph:

“Because CCC has sufficient cash and cash equivalents on hand to purchase all shares of CNA common stock validly tendered in the offer, which it will provide to Purchaser, there are no alternative financing arrangements in place nor have any alternative financing plans been made.”

5.	The first sentence of the last paragraph on page 52 of the Offer to Purchase under the heading “Conditions to the Offer” is hereby amended and restated in its entirety to read as follows:

“The foregoing conditions are for the benefit of CNA Financial and Purchaser and must be satisfied or waived prior to the expiration of the Offer and, except for the “majority of the minority” condition which is non-waivable, may be waived by CNA Financial and Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer in the sole discretion of CNA Financial or Purchaser, in each case, subject to the applicable rules and regulations of the SEC.”

6.	The disclosure on page 55 of the Offer to Purchase under the heading “Certain Legal Matters; Regulatory Approvals” is hereby amended by adding the following at the end of such section and Section a(5) of Item 11 of the Schedule TO is hereby amended in its entirety to read as follows:

"Litigation. On May 16, 2011, a putative class action lawsuit captioned CapGrowth Partners v. John F. Welch, et al., No. 11CH17746, was filed by a purported stockholder of CNA Surety in the Circuit Court of Cook County, Illinois (the “CapGrowth Action”). The complaint filed in the CapGrowth Action names CNA Financial, CNA Surety and the members of the board of directors of CNA Surety as defendants and alleges that the members of the board of directors of CNA Surety breached and/or aided and abetted the other members of the board of directors of CNA Surety in breaching their fiduciary duties by acting to cause or facilitate the merger agreement entered into on April 20, 2011 among CNA Financial, CNA Surety and Purchaser. The complaint also alleges that CNA Financial aided and abetted the members of the board of directors of CNA Surety in breaching their fiduciary duties and coerced the members of the board of directors of CNA Surety to accept CNA Financial’s proposal, and is coercing CapGrowth Partners and CNA Surety’s stockholders to accept the Offer. The complaint seeks compensatory and rescissory damages.

On May 27, 2011, the parties to the CapGrowth Action entered into an agreement in principle to settle such putative class action lawsuit. The agreement in principle is set forth in a Memorandum of Understanding (“MOU”) executed by counsel for defendants and class plaintiff in the CapGrowth Action. The parties have agreed to enter into a stipulation of settlement as soon as practicable. The basic terms of the settlement, which is subject to court approval, include that (1) the defendants have denied, and continue to deny, that any of them has committed or has threatened to commit, or aided and abetted any other person in the commission or threatened commission of, any wrongdoing, violation of law or breach of duty; (2) CNA Surety has agreed to make the additional disclosures set forth in Amendment No. 3 to the Schedule 14D-9; (3) the CapGrowth Action will be conditionally certified, for settlement purposes only, as a class action; and (4) the class plaintiff will dismiss its claims and provide releases to the defendants as specified in the MOU. The settlement is conditioned upon, among other things, definitive documentation and court approval, the dismissal of the CapGrowth Action, and the successful consummation of the Offer and the Merger.”

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 27, 2011

SURETY ACQUISITION CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary